Catherine S. Gallagher cgallagher@velaw.com

Tel 202.639.6544    Fax 202.639.6604

July 22, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie, Legal Branch Chief

Re:	Höegh LNG Partners LP

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Höegh LNG Partners LP (the “Partnership”) hereby submits its currently expected offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common units and subordinated units to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form F-1, File No. 333-197228 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum Offering price and the maximum number of securities to be offered as of July 22, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 11,040,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,440,000 additional common units. This range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

Division of Corporation Finance July 22, 2014 Page 2

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Catherine S. Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 or Adorys Velazquez at Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

VINSON & ELKINS LLP

By:	/S/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Donald E. Field (Securities and Exchange Commission)
Richard Tyrrell (Höegh LNG Partners LP)
Adorys Velázquez (Vinson & Elkins L.L.P.)
Joshua Davidson (Baker Botts L.L.P.)